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Stradley Ronon Stevens & Young, LLP

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March 18, 2016

Board of Trustees

One Franklin Parkway

San Mateo, CA 94403-1906

Re:      Agreement and Plan of Reorganization (“Agreement”), made as of the 26th day of February, 2016, by and between Franklin California Tax-Free Trust ("FCTFT"), a statutory trust created under the laws of the State of Delaware, on behalf of its series, Franklin California Tax-Exempt Money Fund (the "Target Fund") and Franklin California Ultra-Short Tax-Free Income Fund (the "Acquiring Fund")

Ladies and Gentlemen:

            You have requested our opinion concerning certain federal income tax consequences of the reorganization of the Target Fund, which will consist of: (i) the acquisition by FCTFT, on behalf of the Acquiring Fund, of all of the property, assets and goodwill of the Target Fund in exchange solely for full and fractional Class A1 shares of beneficial interest, with no par value, of the Acquiring Fund (the “Acquiring Fund Shares”); (ii) the assumption by the Acquiring Fund of all of the Target Fund’s obligations and liabilities; (iii) the distribution of the Acquiring Fund Shares to the holders of Class A shares of beneficial interest, with no par value, of the Target Fund (the “Target Fund Shares”), respectively, according to their respective interests in the Target Fund in complete liquidation of the Target Fund; and (iv) the dissolution of the Target Fund as soon as is practicable after the Closing, all upon and subject to the terms and conditions of the Agreement (the “Reorganization”).  The Acquiring Fund will be a shell series, without assets (other than seed capital) or liabilities, created for the purpose of acquiring the assets and liabilities of the Target Fund. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

            In rendering our opinion, we have reviewed and relied upon:  (a) a copy of the executed Agreement, dated February 26, 2016; (b) the proxy statement provided to shareholders of the Target Fund in connection with a special meeting of the shareholders held on February 26, 2016; (c) certain representations concerning the Reorganization made to us by FCTFT, on behalf of the Acquiring Fund and the Target Fund, in a letter dated March 18, 2016 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

            For purposes of this opinion, we have assumed that the Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company.

            Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Target Fund and Acquiring Fund, it is our opinion that for federal income tax purposes:

            (1)        The acquisition by the Acquiring Fund of all of the assets of the Target Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

            (2)        No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

            (3)        No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Target Fund in exchange solely for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund pursuant to Section 1032(a) of the Code.

            (4)        No gain or loss will be recognized by the Target Fund upon the distribution of the Acquiring Fund Shares by the Target Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

            (5)        The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

            (6)        The holding periods of the assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code.

            (7)        No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund Shares solely for the Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

            (8)        The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Target Fund (including fractional shares to which the shareholder may be entitled) will be the same as the aggregate tax basis of the Target Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

            (9)        The holding period of the Acquiring Fund Shares received by a shareholder of the Target Fund (including fractional shares to which the shareholder may be entitled) will include the holding period of the Target Fund Shares exchanged therefor, provided that the shareholder held the Target Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

            (10)      The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code.

            Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Fund or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes on the termination or transfer thereof regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

            Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

            Our opinion is conditioned upon the performance by FCTFT, on behalf of the Acquiring Fund and the Target Fund, of its undertakings in the Agreement and the Representation Letter. Our opinion is limited to the federal income tax consequences of the Reorganization set forth above, and we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization on any transaction not consummated in accordance with the Agreement and/or the effect, if any, of any such other transaction on the Reorganization.

Very truly yours,

/s/ STRADLEY RONON STEVENS & YOUNG, LLP